

November 9, 2017

Ms. Sheila Anderson
Chief Financial Officer
Daktronics, Inc.
201 Daktronics Drive
Brookings, South Dakota 57006

> **Re: Daktronics, Inc.**
> **Form 10-K for the Fiscal Year Ended April 29, 2017**
> **Filed June 9, 2017**
> **Form 8-K**
> **Filed September 15, 2017**
> **File No. 0-23246**

Dear Ms. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 29, 2017

Statements of Operations, page 34

1. Your disclosures on page 39 indicate that revenues from services exceeded 10% of net sales for the year ended April 29, 2017. In this regard, please separately present both revenue and costs of revenues from services pursuant to Rule 5-03 of Regulation S-X.

Form 8-K Filed September 15, 2017

Exhibit 16.1

2. Pursuant to Item 304(a)(3) of Regulation S-K, it is not clear whether your former accountant agrees with the statements made. It would appear that your former accountant would have the basis to agree or disagree with at least the statements made in your

second and third paragraphs of Item 4.01(a). Exhibit 16.1 indicates in one sentence that it is in agreement with the third paragraph and in another sentence indicates that the former accountant has no basis to agree or disagree with the statements made in the second and third paragraphs. As a result, it is not clear if they agree or disagree with the second and third paragraphs. Please amend your Form 8-K to provide a revised letter from your former accountant which clearly indicates whether they agree with the statements made in Item 4.01(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christopher Ronne, Staff Attorney, at (202) 551-6156 or, in his absence, Sherry Haywood, Staff Attorney, at (202) 551-3345 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.
        .

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction